Momentus Inc.
3901 N. First Street
San Jose, California

May 30, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

Attn:	Bradley Ecker
Jennifer Angelini

Re:	Momentus Inc.
Draft Registration Statement on Form S-1
Submitted May 15, 2025
CIK No. 0001781162

Dear Mr. Ecker and Ms. Angelini:

By your letter dated May 22, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Draft Registration Statement on Form S-1 (the “Draft S-1”), originally filed with the Staff on May 15, 2025, by Momentus Inc. (the “Company”). This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

Draft Registration Statement on Form S-1 filed May 15, 2025

General

1.
We note your disclosure that the warrants and pre-funded warrants may be exercised on a cashless basis, in which case the holder is entitled to receive the net number of shares determined according to the formula set forth in the respective instrument. Please revise to disclose the formula(s) governing cashless exercise and clearly state whether the shares issued in a cashless exercise will be greater or less than the shares issued in a cash exercise.

Response:

The Company has revised the disclosure to disclose the formulas governing the cashless exercise of the warrants and pre-funded warrants and to state that the number of shares issued in a cashless exercise will be less than the number of shares issued in a cash exercise. Please see below for the Company’s revisions:

Description of Securities We Are Offering – Pre-Funded Warrants: Cashless Exercise

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may exercise its Pre-Funded Warrants (either in whole or in part), at any time by means of a cashless exercise in which the holder shall be entitled to receive ~~upon such exercise the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants.~~ less shares than it would upon a cash exercise of the Pre-Funded Warrants. The net number of shares of Common Stock issuable upon a cashless exercise of the Pre-Funded Warrants is determined according to a formula set forth in the Pre-Funded Warrants, which generally provides for a number of shares equal to (A) (1) the volume weighted average price on the trading day preceding the notice of exercise, if the notice of exercise is executed and delivered (x) on a day that is not a trading day or (y) prior to the opening of “regular trading hours” on a trading day, or (2) the VWAP on the trading day immediately preceding the date of the notice of exercise, if the notice of exercise is executed and delivered during “regular trading hours” on a trading day, or (3) the bid price on the day of the notice of exercise, if the notice of exercise is executed after the close of “regular trading hours” on a trading day, less (B) the exercise price, multiplied by (C) the number of shares of Common Stock the Pre Funded Warrant was exercisable into, with such product then divided by the number determined under clause (A) in this sentence.

Description of Securities We Are Offering –Warrants: Exercisability

The Warrants are exercisable at any time beginning on the effective date of the Warrant Stockholder Approval, provided however, if the Pricing Conditions are met, the Warrant Stockholder Approval will not be required and the Warrant will be exercisable upon issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of the Common Stock purchased upon such exercise. If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance or resale of the shares of the Common Stock to be issued upon exercise of the Warrants, then as an alternative to payment of the exercise price in immediately available funds, the holder may elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise ~~the~~ less shares than it would upon a cash exercise of the Warrants. The net number of shares of the Common Stock issuable upon a cashless exercise of the Warrant is determined according to the formula set forth in the Warrant, which generally provides for a number of shares equal to (A) (1) the volume weighted average price on the trading day preceding the notice of exercise, if the notice of exercise is executed and delivered (x) on a day that is not a trading day or (y) prior to the opening of “regular trading hours” on a trading day or (2) the VWAP on the trading day immediately preceding the date of the notice of exercise, if the notice of exercise is executed and delivered during “regular trading hours” on a trading day, or (3) the VWAP on the day of the notice of exercise, if the notice of exercise is executed after the close of “regular trading hours” on a trading day, less (B) the exercise price, multiplied by (C) the number of shares of Common Stock the Warrant was exercisable into, with such product then divided by the number determined under clause (A) in this sentence. No fractional shares of the Common Stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will, at our election, either pay the holder an amount in cash equal to the fractional amount multiplied by the last closing trading price of the Common Stock on the exercise date or round up to the next whole share.

Risk Factors:  If we do not maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the Warrants and Pre-Funded Warrants, holders will only be able to exercise such Warrants and Pre-Funded Warrants on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants and Pre-Funded Warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis,” and under no circumstances would we be required to make any cash payments or net cash settle such warrants to the holders. As a result, the number of shares of Common Stock that holders will receive upon exercise of the Warrants and Pre-Funded Warrants will be fewer than it would have been had such holders exercised their Warrants or Pre-Funded Warrants for cash. We will use our best efforts to maintain a current and effective prospectus relating to the shares of Common Stock issuable upon exercise of such warrants until the expiration of such warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in the Company may be reduced.

2.
We note disclosure that you are awaiting Nasdaq’s confirmation of your compliance with the Equity Rule and that, if you do not evidence compliance at the time of filing of your next periodic financial statements, you may again be subject to delisting. Please update to disclosure the current status of these matters, including whether your financial statements filed with the Form 10-Q on May 15, 2025, evidence compliance with the Equity Rule. Additionally revise the related risk factor to disclose whether this offering could cause your common stock price to fall below the minimum bid price, which could result in your shares being delisted from Nasdaq.

Response:

On April 15, 2025, the Company reported on a Current Report on Form 8-K that its estimated stockholders’ equity as of April 15, 2025 was approximately $8.1 million, which was in excess of the amount required by the Equity Rule.  The Company reported these results by the deadline set by Nasdaq for the Company to demonstrate compliance with the Equity Rule.  Stockholders’ equity as reflected on the Company’s balance sheet for the earlier period included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 did not satisfy the Equity Rule, as clarified below.  However, as noted above, compliance was later demonstrated as reported in the April 15, 2025 Current Report. Please see below for the Company's revisions to the Registration Statement.

Prospectus Summary – Nasdaq Deficiency:

Notwithstanding, the Company must await Nasdaq’s formal confirmation that it has evidenced compliance with the Equity Rule. Nasdaq has indicated that if the Company’s stockholder’s equity as of June 30, 2025 included in the Company’s Quarterly Report for the quarter ended June 30, 2025 does not show a stockholder’s equity of $2,500,000, despite the compliance with the Equity Rule on April 15, 2025, the Company may again be subject to delisting from Nasdaq. Furthermore, if deemed compliant, Nasdaq will continue to monitor the Company to ensure its ongoing compliance with the Equity Rule ~~and, if at the time of filing of the Company’s next periodic financial statements the Company does not evidence compliance with the Equity Rule, the Company may again be subject to delisting from Nasdaq~~.

In response to the Staff’s comment, the Company has also revised the related risk factor to disclose that this offering could cause the Company’s common stock price to fall below the minimum bid price, which could result in the Company’s shares being delisted from Nasdaq.

Risk Factors: This offering may cause the price of our Common Stock to decline and fall below the Minimum Bid Price Requirement required by the Nasdaq Listing Rules, which could result in our Common Stock being delisted from The Nasdaq Capital Market. A delisting of our Common Stock from The Nasdaq Capital Market would adversely affect our ability to raise additional capital through the public or private sale of equity securities, the ability of investors to dispose of the Common Stock or obtain accurate quotations as to the market value of our Common Stock and the price and value of our Common Stock.

The issuance of a large number of shares of Common Stock in an offering at a price that is a discount to the market price of the stock, is likely to result in a decrease in the price of the Common Stock. Our Common Stock is currently listed on The Nasdaq Capital Market. Continued listing of a security on The Nasdaq Capital Market is conditioned upon compliance with various continued listing standards. In particular, the requirements for The Nasdaq Capital Market imposes a minimum $1.00 per share bid price requirement. To comply with this requirement, the closing price for our Common Stock must not fall below $1.00 for a 30 consecutive trading day period. If we are unable to maintain a minimum closing price of $1.00 per share for the 30 consecutive trading days, we will receive a delist letter from the staff of The Nasdaq Stock Market. In addition to The Nasdaq Stock Market enumerated criteria for continued listing on The Nasdaq Capital Market tier, The Nasdaq Stock Market also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for continued listing, or to suspend or delist securities even though the securities meet all enumerated criteria for continued listing on The Nasdaq Stock Market.

Additionally, in the event of a delisting notice, we would typically have an opportunity to appeal such decision to the Nasdaq Hearing Panel or take other measures to preserve the listing of our Common Stock on The Nasdaq Capital Market, but these measures and any appeal may not be successful. If our Common Stock is delisted by The Nasdaq Stock Market, our Common Stock may be eligible to trade on an over-the-counter quotation system, where an investor may find it more difficult to sell our Common Stock or obtain accurate quotations as to the market value of our Common Stock. We cannot ensure that our Common Stock, if delisted from The Nasdaq Capital Market, will be listed on any national securities exchange or quoted on an over-the counter quotation system.

In the event we are delisted from The Nasdaq Capital Market, the only established trading market for our Common Stock would be eliminated, and we would be forced to list our shares on the OTC Markets or another quotation medium, depending on our ability to meet the specific listing requirements of those quotation systems. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our Common Stock. Delisting would likely also reduce the visibility, liquidity, and value of our common stock, reduce institutional investor interest in our company, and may increase the volatility of our Common Stock. Delisting could also cause a loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects.

Unless our Common Stock is listed on a national securities exchange, such as The Nasdaq Stock Market, our Common Stock will also likely be subject to the regulations and restrictions regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share, and that are not otherwise exempted from the definition of a penny stock under other exemptions provided for in the applicable regulations. These penny stock requirements and regulations could severely limit the liquidity of our Common Stock in the secondary market because fewer brokers or dealers would be likely to be willing to undertake related compliance activities to trade in our Common Stock. If our Common Stock is not listed on a national securities exchange, the rules and restrictions regarding penny stock transactions may limit an investor’s ability to sell to a third-party and our trading activity in the secondary market may be reduced. Delisting from The Nasdaq Capital Market would also likely limit the range and attractiveness of strategic alternatives that we are able to consider, adversely affect our ability to raise additional capital through the public or private sale of equity securities, significantly affect the ability of investors to trade our securities, and/or negatively affect the value and liquidity of our Common Stock.

3.
Please update disclosure regarding stockholder approval of the issuance of shares underlying convertible securities in light of the voting results reported in your Form 8-K filed on May 20, 2025. For instance, and without limitation, we note risk factor disclosure on page 14 that discusses conversion of your Series A Convertible Preferred Stock subject to stockholder approval. Include additional risk factor disclosure regarding the cumulative dilutive effects of all your convertible securities and future reverse stock splits, as appropriate.

Response:

The Company has revised the risk factors as set forth below to reflect stockholder approval of the issuance of shares underlying convertible securities. The Company has also added a new risk factor regarding the cumulative dilutive effects of the Company’s convertible securities.

Risk Factors: ~~Pursuant to the terms of the Master Services Agreement with Velo3D, Inc., we are required to recommend that our stockholders approve the conversion of all outstanding shares of our non-voting Series A Convertible Preferred Stock into shares of our Common Stock. We cannot guarantee that our stockholders will approve this matter.~~

~~Under the terms of the Master Services Agreement, we agreed to call and hold a meeting of our stockholders to obtain, among other things, the requisite approval for the conversion of non-voting Series A Convertible Preferred Stock issued under the Master Services Agreement into shares of our Common Stock in excess of 20% of the number of shares of common stock outstanding before the issuance of such stock under Nasdaq Listing Rule 5635(A)(1), in each case as required by the Nasdaq Stock Market LLC listing rules. If such approval is not obtained at that meeting, the Company agreed to seek to obtain such approvals at an annual or special stockholders meeting to be held at least every ninety (90) days thereafter until such approval is obtained, which would be time consuming and costly.~~

We have a substantial number of convertible securities outstanding. The exercise of our outstanding warrants and conversion of our outstanding convertible notes and convertible preferred stock will have a dilutive effect on our Common Stock.

We have a substantial number of convertible securities outstanding. The exercise of our outstanding warrants, conversion of our convertible notes, and conversion of our convertible Preferred Stock will have a dilutive effect on our Common Stock. The issuance of shares of Common Stock upon exercise of outstanding options or warrants or conversion of Preferred Stock will result in substantial dilution to our stockholders, which may have a negative effect on the price of our Common Stock. In addition, we intend to file a registration statement no later than June 15, 2025 registering the resale shares of up to 4,293,280 shares of Common Stock issued in connection with the Velo3D transaction. The resale of these and other shares might have a negative effect on the price of our Common Stock.

Risk Factors, page 9

4.
We note your risk factor disclosure on page 12 concerning the potential for substantial dilution from this offering. Please revise to additionally disclose the maximum number of shares that may be issuable upon exercise of the warrants being offered.

Response:

The Company has revised the risk factor disclosure as set forth below to disclose the maximum number of shares that may be issuable upon exercise of the warrants being offered.

Risk Factors: If you purchase shares of Common Stock in this offering, you will experience immediate dilution in your investment.

The price per share of our Common Stock being offered is higher than the net tangible book value per share of our Common Stock outstanding prior to this offering. After giving effect to the sale of our Common Stock in the maximum aggregate offering amount of $[●] million at an assumed combined offering price of $[●] per share, the last reported sale price of our Common Stock on the Nasdaq Capital Market on [●], 2025, and after deducting estimated offering commissions payable by us, our pro forma as adjusted net tangible book value as of March 31, 2025, would have been approximately $[●] million, or $[●] per share. This would represent an immediate increase in the as adjusted net tangible book value of our Common Stock of $[●] per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $[●] per share to new investors who purchase our Common Stock in the offering. Additionally, the Company will issue up to [●] shares of Common Stock upon the exercise of the Warrants, Pre Funded Warrants, and Placement Agent Warrants sold in this offering which will result in additional dilution. See the section of this prospectus supplement titled “Dilution” for a more detailed discussion of the dilution you may incur in connection with this offering.

If you have any further requirements, please contact the undersigned at (650) 564-7820 or jon.layman@momentus.space.

Sincerely,

/s/ Jon Layman
Jon Layman
Chief Legal Officer and Corporate Secretary, Momentus Inc.

cc: Stephen C. Hinton, Bradley Arant Boult Cummings LLP